UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

90328S500

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

with a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of USA Technologies, Inc. (the “Company”), as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,385,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,385,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,385,172
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2% (3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 64,174,824 shares of outstanding common stock, no par value, of the Company as reported in the Company’s Proxy Statement filed March 24, 2020.

CUSIP No. 90328S500	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the Schedule 13D filed on May 20, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 9, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Shares”), of USA Technologies, Inc., a company organized under the laws of the State of Pennsylvania (the “Company”). Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 10,385,172 Shares (the “Subject Shares”). The Subject Shares represent approximately 16.2% of the issued and outstanding based on 64,174,824 outstanding Shares, as reported in the Company’s Proxy Statement filed March 24, 2020.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 26, 2020, the Company entered into a letter agreement (the “Letter Agreement”) with Hudson Executive Capital LP (“Hudson Executive”), on behalf of itself, its affiliates and its affiliated funds (such affiliates and affiliated funds, together with Hudson Executive, collectively, the “HEC Group”).

Pursuant to the Letter Agreement:

•

Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling and Shannon S. Warren (the “New Directors”) were appointed to the Company’s Board of Directors (the “Board”), effective upon execution of the Letter Agreement;

•	Kelly Ann Kay, Robert L. Metzger, Sunil Sabharwal, William J. Schoch and Ingrid S. Stafford resigned from the Board, effective upon execution of the Letter Agreement;

•

The Company agreed to nominate Donald W. Layden, Jr. and Patricia A. Oelrich (the “Incumbent Directors”) and the New Directors (collectively, the “Continuing Directors”) for election at the 2020 annual meeting of shareholders (the “2020 Annual Meeting”), distribute a revised proxy statement for the 2020 Annual Meeting that reflects the nomination of the Continuing Directors, and use its reasonable best efforts to cause the election of the Continuing Directors at the 2020 Annual Meeting;

•	Each member of the HEC Group will cause its Shares to be voted in favor of the election of the Continuing Directors;

•

The HEC Group and the Company shall file all necessary documents to effect the dismissal with prejudice of the action captioned HEC Master Fund LP v. USA Technologies, Inc., et al., case number 2019-11640-MJ; and

•	The HEC Group withdrew its shareholder demand for board action, dated as of February 12, 2020.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.5 and is incorporated herein by reference.

CUSIP No. 90328S500	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.5	Letter Agreement, dated April 26, 2020, by and between USA Technologies, Inc. and Hudson Executive Capital LP.

CUSIP No. 90328S500	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2020

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name:	Douglas L. Braunstein
Title:	Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein